UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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15047332

SEC Mail Processing Section
FEB 27 2015
Washington DC
404

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 50682

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Goelzer Investment Management, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 Monument Circle, Suite 502
(No. and Street)

Indianapolis (City) Indiana (State) 46206 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Debra Rynerson (317) 264 - 2614
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kehlenbrink, Lawrence & Pauckner
(Name - *if individual, state last, first, middle name*)

6296 Rucker Road, Suite G (Address) Indianapolis (City) Indiana (State) 46220 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

 Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/6/15
3/9/15

OATH OR AFFIRMATION

I, Gregory W. Goelzer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Goelzer Investment Management, Inc., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Gregory W. Goelzer, CEO
Title

STATE OF: Indiana
COUNTY OF: Hendricks

Before me the undersigned, a Notary Public for Hendricks County, State of Indiana, personally appeared Gregory W. Goelzer and acknowledged the execution of this instrument, this 19th day of Feb 2015

JENISE C. JEFFERS
Notary Public, State of Indiana
Hendricks County
Commission # 616082
My Commission Expires
2-28-18

Signature

Jenise C. Jeffers, Notary Public

My Commission expires: 02/28/2018

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) An report on the Company's exemption from SEC Rule 15c3-3.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Goelzer Investment Management, Inc.

Year Ended December 31, 2014

Financial Report

Goelzer Investment Management, Inc.

Year Ended December 31, 2014

Financial Report

Goelzer Investment Management, Inc.

Table of Contents

Kehlenbrink
Lawrence
Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Goelzer Investment Management, Inc.

We have audited the accompanying financial statements of Goelzer Investment Management, Inc., which comprise the statement of financial condition as of December 31, 2014, and 2013, and the related statements of income, changes in shareholders' equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Goelzer Investment Management, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting.

Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Goelzer Investment Management, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental schedules titled Computation of Net Capital, Computation for Determination of Reserve Requirements, and Information for Possession or Control Requirements have been subjected to audit procedures performed in conjunction with the audit of Goelzer Investment Management, Inc.'s financial statements. The supplemental information is the responsibility of Goelzer Investment Management, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying

accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Kehlenbrink, Lawrence and Pauckner

Kehlenbrink, Lawrence and Pauckner
Indianapolis, Indiana
February 11, 2015

Goelzer Investment Management, Inc.

Statements of Financial Condition

Assets	December 31, 2014	December 31, 2013
Cash and cash equivalents	$ 1,881,105	$ 1,636,003
Cash segregated under federal regulations	1,041	1,041
Cash deposits with clearing organizations and others	102,563	102,563
Receivable from customers	21,097	12,374
Other receivables	7,700	5,700
Securities owned	747,952	694,692
Property and equipment, net	354,476	68,648
Other assets	78,053	58,170
Total Assets	$ 3,193,987	$ 2,579,191

Liabilities and Shareholders' Equity		
Accounts payable	$ -	$ 13,454
Accrued retirement plan expenses	257,746	250,048
Accrued rent	404,889	23,185
Other liabilities	468,662	479,636
Total liabilities	1,131,297	766,323
Shareholders' Equity		
Common stock, no par value	2,644,569	2,417,177
Additional paid-in-capital	454,509	454,509
Retained deficit	(1,036,388)	(1,058,818)
Total shareholders' equity	2,062,690	1,812,868
Total Liabilities and Shareholders' Equity	$ 3,193,987	$ 2,579,191

The accompanying notes are an integral part of the financial statements.

Goelzer Investment Management, Inc.

Income Statements

	For The Years Ended December 31, 2014	For The Years Ended December 31, 2013
Revenues		
Investment advisory fees	$ 6,965,752	$ 5,914,701
Commissions	424,133	1,056,295
Consulting fees	199,797	153,741
Net gains (losses) on firm securities trading accounts	30,196	103,170
Interest	28,650	22,483
Other	24,000	33,789
Total revenues	7,672,528	7,284,179
Operating Expenses		
Employee compensation and benefits	3,925,954	3,841,168
Commissions and floor brokerage	257,193	546,722
Communications	179,102	162,827
Occupancy and equipment rental	408,521	341,123
Promotional costs	352,768	109,735
Interest expenses	179	704
Other operating expenses	537,902	542,366
Total operating expenses	5,661,620	5,544,645
Net Income	$ 2,010,908	$ 1,739,534

The accompanying notes are an integral part of the financial statements.

Goelzer Investment Management, Inc.

Statement of Changes in Shareholders' Equity
For the Year Ended December 31, 2014

	Common Stock	Additional Paid-In-Capital	Retained Earnings
Balance December 31, 2012	$ 2,124,901	$ 454,509	$ (1,069,203)
Net income			1,739,534
Sale of common stock	292,276		
Shareholder distributions			(1,729,149)
Balance December 31, 2013	2,417,177	454,509	(1,058,818)
Net income			2,010,908
Sale of common stock	227,392		
Shareholder distributions			(1,988,478)
Balance December 31, 2014	$ 2,644,569	$ 454,509	$ (1,036,388)

The accompanying notes are an integral part of the financial statements.

Goelzer Investment Management, Inc.

Statements of Cash Flows

	For The Years Ended December 31, 2014	For The Years Ended December 31, 2013
Operating Activities		
Net income	$ 2,010,908	$ 1,739,534
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	56,149	21,272
(Gain) loss on sale of assets	-	1,173
Changes in operating assets and liabilities		
Accounts receivable from customers	(8,723)	(9,757)
Net change in trading inventory	(53,260)	(101,067)
Other receivables	(2,000)	19,577
Other assets	(19,883)	19,161
Accounts payable	(13,454)	(3,768)
Other liabilities	378,428	(231,440)
Net Cash Provided by Operating Activities	2,348,165	1,454,684
Investing Activities		
Proceeds on sale of assets	-	-
Purchase of property and equipment	(341,977)	(27,960)
Net Cash Used in Investing Activities	(341,977)	(27,960)
Financing Activities		
Shareholder distributions	(1,988,478)	(1,729,150)
Sale of common stock	227,392	292,276
Net Cash Used in Financing Activities	(1,761,086)	(1,436,873)
Increase (Decrease) in Cash and Cash Equivalents	245,102	(10,150)
Cash and Cash Equivalents at Beginning of Year	1,636,003	1,646,153
Cash and Cash Equivalents at End of Year	$ 1,881,105	$ 1,636,003

The accompanying notes are an integral part of the financial statements.

Goelzer Investment Management, Inc.

Notes To Financial Statements
December 31, 2014

Note 1 – Significant Accounting Policies

Description of Business
Goelzer Investment Management, Inc. is a registered broker and dealer. As a securities broker and dealer, the Company is engaged in various securities trading, brokerage, and investment management and advisory activities serving a diverse group of customers. The trading and brokerage activities are provided through the Company's fully-disclosed correspondent relationship with Pershing LLC, a subsidiary of Bank of New York.

Estimates and Assumptions
The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Revenue Recognition
Most revenues are recognized when earned regardless of when cash is received. Uncollectible trade receivables are charged off when numerous collection attempts have failed.

Securities Owned
Securities owned are valued at their quoted market values in an active market. The resulting differences between cost and market value are included in income under the description Net gains (losses) on firm securities trading accounts.

Property and Equipment
Purchases of property and equipment are recorded at their cost. Depreciation of $56,149 and $21,272 for the years ended December 31, 2014 and 2013, respectively, has been computed using straight line and accelerated rates of depreciation.

Statements of Cash Flows
Cash equivalents include demand deposits and money market accounts. Cash segregated under federal securities regulation for the benefit of customers is not included as a cash equivalent item.

The Company did not pay any income taxes in 2014 or 2013. The Company paid $179 and $704 in interest costs in 2014 and 2013, respectively.

Goelzer Investment Management, Inc.

Notes To Financial Statements
December 31, 2014

Note 1- Significant Accounting Policies (Continued)

Income Taxes

The Company has elected under the Internal Revenue Code, to be taxed as a subchapter S Corporation. The shareholders, rather than the Company, will be taxed on corporate income. Therefore, no provision or liability for income taxes has been included in these financial statements. All tax years prior to 2011 are no longer subject to tax examination.

Note 2 - Cash Segregated Under Federal Regulations

Cash of $1,041 and $1,041 in 2014 and 2013, respectively, has been segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission.

Note 3 - Receivable from Customers

Amounts receivable from customers were amounts due for advisory and consulting services. The Company does not require collateral on receivables from customers. Management considers accounts receivable to be fully collectable; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when the determination is made.

Note 4 - Securities Owned

Securities owned consist of trading securities at quoted market values, which consist of the following:

	December 31, 2014	December 31, 2013
Municipal bonds, maturing within five to ten years	$ 0	$ 0
Municipal bonds, maturing within five years	144,647	146,762
Mutual funds	254,337	262,720
Exchange traded funds	348,968	285,210
	$ 747,952	$ 694,692

Goelzer Investment Management, Inc.

Notes To Financial Statements
December 31, 2014

Note 5 - Property and Equipment

The following is a summary of property and equipment (at cost) less accumulated depreciation:

	December 31, 2014	December 31, 2013
Copier/Fax equipment	$ 0	$ 22,952
Office furniture	310,125	289,794
Computer equipment	59,791	59,791
Computer software	21,583	21,583
Leasehold improvements	375,931	114,444
Telephone equipment	26,987	26,987
	794,417	535,551
Less: Accumulated depreciation	439,941	466,903
Total	$ 354,476	$ 68,648

Note 6 - Shareholders' Equity

Authorized shares of common stock for Class A Voting and for Class B Nonvoting are 5,000,000 shares of each. A summary of common shares issued and outstanding follows:

	Class A	Class B
Balance at December 31, 2012	459,074	229,410
Exercise of stock options	-	22,581
Balance at December 31, 2013	459,074	251,991
Exercise of stock options		16,377
Balance at December 31, 2014	**459,074**	**268,368**

The Company and several of its employees have signed non-qualified stock option agreements. The Company may grant options for up to 252,000 shares of non-voting common stock. Options were granted at a price equal to the market price of the stock on the date of grant. Options granted vest over a five-year period. These options may be exercised within three years from the date they become vested. As of December 31, 2014 and 2013, 24,751 and 38,455 options were exercisable and 16,800 and 26,660 were non-vested. Options are exercisable only after vesting.

Goelzer Investment Management, Inc.

Notes To Financial Statements
December 31, 2014

Note 6 - Shareholders' Equity (Continued)

The fair value of options granted is estimated on grant date using the Minimum Value Option-Pricing Model. There were zero options granted in 2013 and 2014.

Following is a summary of the status of the option plan:

	Number of Shares	Weighted Average Exercise Price	Total Value
Outstanding on December 31, 2012	95,522	13.09	1,250,726
Exercised	(22,581)	12.94	(292,276)
Expired/Forfeited	(7,826)	12.30	(96,255)
Granted			
Outstanding on December 31, 2013	65,115	13.24	862,195
Exercised	(16,377)	13.88	(227,392)
Expired/Forfeited	(7,187)	11.72	(84,255)
Granted	0		
Outstanding on December 31, 2014	41,551	13.25	550,548

Following is a summary of the status of fixed options outstanding at December 31, 2014:

Exercise Price Range	Number	Average Remaining Contractual Life
$11.79	5,987	0.4 years
$11.79	600	1.0 years
$12.74	5,987	0.3 years
$12.74	5,987	1.3 years
$10.99	1,460	0.3 years
$10.99	1,460	1.3 years
$10.99	1,460	2.3 years
$13.84	1,810	2.3 years
$13.84	2,400	3.3 years
$13.84	2,400	4.3 years
$15.06	6,000	3.3 years
$15.06	6,000	4.3 years

Note 7 - Pension Plans

The Company sponsors a simplified employee pension plan that includes a voluntary salary reduction feature (SARSEP). All employees over age 21 receiving compensation of $400 or more are eligible to participate in the plan. The Company can contribute up to 15% of participants' eligible wages into the plan. Pension expenses for this SARSEP plan for the years ended December 31, 2014 and 2013 were $155,446 and $149,396 respectively.

The Company also sponsors an employee stock ownership plan (ESOP). Employees over age 20 and ½, completing six months of service or one thousand hours of service, are eligible to participate in the plan. The Company is not required to contribute, but it has the option of contributing up to 25% of eligible wages. Plan compensation is defined as amounts paid for services rendered that are required to be reported on IRS Form W-2 excluding certain items such as bonuses. The Company makes contributions to the plan that are used to buy as many shares of Company stock as possible. The total compensation cost for this ESOP plan for the years ended December 31, 2014 and 2013 was $98,490 and $100,651 respectively. The ESOP purchased zero shares of Company stock in 2014 and as of December 31, 2014 holds 52,868 shares. All distributions on Company stock held by the ESOP are recorded as a reduction of retained earnings. The Company is required to repurchase shares held by the ESOP if cash is needed for benefit payments.

Note 8 - Commitments and Contingencies

The Company is committed under operating leases for the rental of office space. Annual payments under these agreements are shown below:

For The Years Ended December	
2015	$301,753
2016	$306,369
2017	$310,986
2018	$315,602
2019	$320,218
2020 and thereafter	$1,469,914

Rental expenses for 2014 and 2013 were $313,927 and $275,944, respectively.

Note 9 - Concentrations of Credit Risk

The Company maintains cash balances at banks. As of January 1, 2014 accounts are only FDIC insured up to $250,000 per institution. As of December 31, 2014, the Company had $1,355,953 in excess of that amount. The Company also maintains cash balances with its clearing firm that are not insured against loss. Those deposits total $98,605 as of December 31, 2014.

Goelzer Investment Management, Inc.

Notes To Financial Statements
December 31, 2014

Note 10 – Net Capital Requirements

The Company is required to maintain a minimum net capital by SEC Rule 15c3-1. Net capital required under the rule is the greater of $250,000 or 6-2/3% of the aggregate indebtedness of the Company. On December 31, 2014, the Company had net capital of $1,434,032, which was $1,184,032 in excess of its required net capital of $250,000. The percentage of aggregate indebtedness to net capital was 78.9%.

Note 11 - Control Requirements

There are no amounts, as of December 31, 2014, to be reported pursuant to the possession or control requirements under Rule 15c3-3. The Company is in compliance with the exemptive provisions of Rule 15c3-3 under paragraph (k)(2)(ii) and thus is exempt from the provisions of Rule 15c3-3.

Note 12 – Reconciliation Pursuant to Rule 17a-5(d)(4)

Computation of Net Capital Under Rule 15c3-1

There were a few differences between the December 31, 2014 unaudited Focus report and this report. The net of these differences was an increase to net capital of $32,971.

Net Capital per Focus report as filed $1,401,061.
Increase due to change in haircuts $32,971.
Net Capital per audited report $1,434,032.

Goelzer Investment Management, Inc.

Computation of Net Capital, Pursuant to Rule 15c3-1(f)
December 31, 2014

Net Capital

Shareholders' equity		2,062,690
Deduct ownership equity not allowable for Net Capital		-
Total capital and allowable subordinated liabilities		2,062,690
Less nonallowable assets:		
Furniture, equipment and leasehold improvements	354,476	
Accounts receivable	27,097	
Prepaid expenses	77,971	
Other		459,544
Net capital before haircuts on security positions		1,603,146
Haircuts on securities:		
State and Municipal Government Obligations	74,487	
Stocks and Warrants	52,345	
Other	39,661	
Undue concentrations	2,621	169,114
Net capital		$ 1,434,032

Goelzer Investment Management, Inc.

Computation of Net Capital, Pursuant to Rule 15c3-1(f)
December 31, 2014

Aggregate Indebtedness	
General accounts payable	$ -
Accrued expenses and other liabilities	1,131,297
Total Aggregate Indebtedness	$ 1,131,297
Computation of Basic Net Capital Requirement	
Minimum net capital required (based on aggregate indebtedness)	75,420
Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries	250,000
Net capital requirement (greater of above two amounts)	250,000
Excess Net Capital	$ 1,184,032
Net Capital Less Greater of 10% of Aggregate Indebtedness or 120% of Minimum Dollar Net Capital Requirement	$ 1,134,032
Percentage of Aggregate Indebtedness to Net Capital	78.9%

Goelzer Investment Management, Inc.

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2014

The SEC rules related to the Computation for Determination of Reserve Requirements are not applicable because the broker-dealer is exempt under SEC Rule 15c3-3(k)(2)(ii).

Goelzer Investment Management, Inc.

Information for Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2014

The SEC rules related to the Computation for Determination of Reserve Requirements are not applicable because the broker-dealer is exempt under SEC Rule 15c3-3(k)(2)(ii).

Kehlenbrink
Lawrence
Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

To the Board of Directors
Goelzer Investment Management, Inc.
Indianapolis, Indiana

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the period from January 1, 2014 to December 31, 2014, which were agreed to by Goelzer Investment Management, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Goelzer Investment Management, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Goelzer Investment Management, Inc.'s management is responsible for the Goelzer Investment Management, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries:

Balance of Prior Year SIPC-7 - Check #13295 for $8,481.71 written on 2-11-2014
Amount Paid with SIPC-6 – Check #1237 for $9,272.63 written on 7-21-2014

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2014 with the amounts reported in Form SIPC-7 for the year ended December 31, 2014 noting no differences;

3. Compared adjustments reported in Form SIPC-7 with supporting schedules and working papers, transactions identified in specific general ledger accounts and entries on FOCUS reports filed for the quarters ended in 2014, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, transactions identified in specific general ledger accounts and entries on Form X-17A-5 reports filed for the quarters ended in 2014, supporting the adjustments noting no differences; and

5. Since there was no overpayment carried forward to 2014, we did not compare the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Kehlenbrink, Lawrence & Pauckner

Kehlenbrink, Lawrence & Pauckner
February 11, 2015

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/2014

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

18*18*********2530********************MIXED AADC 220
050682 FINRA DEC
GOELZER INVESTMENT MANAGEMENT INC
D/B/A GOELZER INVESTMENT MANAGEMENT
111 MONUMENT CIR STE 500
INDIANAPOLIS IN 46204-5171

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2.	A. General Assessment (item 2e from page 2)	$ 18,765.96
	B. Less payment made with SIPC-6 filed (exclude interest)	(9,272.63)
	________ Date Paid	
	C. Less prior overpayment applied	( )
	D. Assessment balance due or (overpayment)	9,493.33
	E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum	
	F. Total assessment balance and interest due (or overpayment carried forward)	$ 9,493.33
	G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$
	H. Overpayment carried forward	$( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Goelzer Investment Management, Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CEO
(Title)

Dated the 5 day of February, 20 15.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF [illegible] AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2014
and ending 12/31/2014

Eliminate cents

No.
Total revenue (FOCUS Line 12/Part IIA Line 9. Code 4030) — $ 7,672,528

b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. — ______

(2) Net loss from principal transactions in securities in trading accounts. — ______

(3) Net loss from principal transactions in commodities in trading accounts. — ______

(4) Interest and dividend expense deducted in determining item 2a. — ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. — ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. — ______

(7) Net loss from securities in investment accounts. — ______

Total additions — 0

2 Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. — 19,662

(2) Revenues from commodity transactions. — ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. — 92,105

(4) Reimbursements for postage in connection with proxy solicitation. — ______

(5) Net gain from securities in investment accounts. — 30,196

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. — ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). — ______

(8) Other revenue not related either directly or indirectly to the securities business. (See instruction C):

______ — 24,000

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. — $ 179

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). — $ ______

Enter the greater of line (i) or (ii) — 179

Total deductions — 166,142

2 SIPC Net Operating Revenues — $ 7,506,386

2e. General Assessment @ .0025 — $ 18,765.96

(to page 1, line 2.A.)

Kehlenbrink
Lawrence
Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Goelzer Investment Management, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Goelzer Investment Management, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Goelzer Investment Management, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: under paragraph (k)(2)(ii) (the "exemption provisions") and (2) Goelzer Investment Management, Inc. stated that Goelzer Investment Management, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Goelzer Investment Management, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Goelzer Investment Management, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Kehlenbrink, Lawrence & Pauckner

Indianapolis, Indiana
February 11, 2015

GOELZER
INVESTMENT MANAGEMENT
Preserving And Growing Capital Since 1969

January 7, 2015

Reference: Exemption from SEC Rule 15c3-3

The following statements are made to the best knowledge and belief of Goelzer Investment Management, Inc.

1. Goelzer Investment Management, Inc. is exempt from the provisions of SEC Rule 15c3-3 because it meets the conditions set forth under paragraph (k)(2)(ii): Goelzer Investment Management, Inc. is an introducing broker or dealer that clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer.
2. Goelzer Investment Management, Inc. met the paragraph (k)(2)(ii) exemption provisions throughout the most recent fiscal year without exception.

GOELZER INVESTMENT MANAGEMENT, INC.

Gregory Goelzer

CEO

Chase Tower - Circle Building
111 Monument Circle - Suite 500
Indianapolis, IN 46204-2990

(317) 264-2600 • (800) 428-1618 • (FAX) 264-2601
www.goelzerinc.com • gim@goelzerinc.com

An Employee Owned Company